

13030752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-53489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEALTHIOS CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Skokie Blvd, Suite 240
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Lakowski, Vice President Finance and Administration 847-849-1737
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisen Berk & Abrams, LTD.
(Name – *if individual, state last, first, middle name*)

455 Cityfront Plaza Drive, Suite 1500	Chicago	IL	60611-5313
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ● Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David E. Lakowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthios Capital Markets, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
MICHAEL J KLIMCZAK
Notary Public - State of Illinois
My Commission Expires Apr 8, 2015

Signature

Vice President Finance and Administration
Title

Notary Public

This report ** contains (check all applicable boxes):

- ● (a) Facing Page.
- ● (b) Statement of Financial Condition.
- ● (c) Statement of Income (Loss).
- ● (d) Statement of Changes in Financial Condition.
- ● (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ○ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ● (g) Computation of Net Capital.
- ● (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ● (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ○ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ○ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ● (l) An Oath or Affirmation.
- ● (m) A copy of the SIPC Supplemental Report.
- ○ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHIOS CAPITAL MARKETS, LLC
F/K/A VECTOR SECURITIES INTERNATIONAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012		
ASSETS		
Current assets:		
Cash and cash equivalents	$	235,296
Investments		105,000
Accounts receivable		139,430
Due from affiliates		58,498
Prepaid expenses		48,678
Other assets		82,400
Total current assets		669,302
Property and equipment:		
Office furniture		5,000
Office equipment		4,173
Computers		8,534
		17,707
Less accumulated depreciation		1,771
Property and equipment, net		15,936
Total assets	$	685,238
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$	15,275
Deferred rent		83,127
Total liabilities		98,402
Member's capital		586,836
Total liabilities and member's capital	$	685,238

See notes to financial statements.